June 7, 2005

VIA EDGAR &
UNITED PARCEL DELIVERY

Ms. Angela Crane
Reviewing Accountant
Mail Stop 0306
Securities and Exchange Commission
Washington, D.C.  20549

Re:      Fonar Corporation
         Form 10-K for the fiscal year ended
         June 30, 2004
         Form 10-Q for the quarter ended
         December 31, 2004
         File No. 0-10248

Dear Ms. Crane:

     I am writing in response to the Commission's comment letter dated March 31, 2005 addressed to the attention of Dr. Raymond V. Damadian, President of Fonar Corporation. As requested, the responses contained in our letter are presented in the same order as in the Commission's letter. Amendments to the applicable Exchange Act reports are being filed concurrently herewith.

Form 10-K for Fiscal Year Ended June 30, 2004

Management's Discussion and Analysis

Comment No. 1. The costs of closing underperforming facilities in fiscal 2004 incurred by our subsidiary, Health Management Corporation of America, also referred to as HMCA, was $37,370. The costs consisted of the removal and transportation of the magnetic resonance imaging, or MRI, equipment from the site in the amount of $15,500, repairs and reconstruction to the premises following removal in the amount of $4,400 and additional rent for the period during which we were removing the equipment of $17,470. These costs were accounted for in our consolidated financial statements under costs of revenues.

     We will revise future filings to quantify known or expected savings that have resulted from the closing of these facilities as requested by the Commission in Comment No. 1.

Liquidity and Capital Resources

Comment No. 2. As requested by the Commission, we have expanded in our most recent filing, and will do so in all future filings, our discussions to describe the reasons for the increases and decreases in the various components of working capital impacting cash flow from operations.

Comment No. 3. As requested by the Commission, we have revised our most recent filing, and will do so in all future filings, for the disclosure of liquidity to describe more fully our overall financial structure with a particular emphasis on agreements between Fonar and related parties. Transactions, arrangements and relationships with unconsolidated entities that are reasonably likely to affect liquidity will be fully disclosed.

     Please note, however, we do not see any part of our financial structure, inclusive of our agreements with related entities, that is not already fully disclosed. With respect to our management agreements with related entities, the fees HMCA charges are renegotiated on an annual basis. The management fee receivables have remained fairly consistent over the last few years and for sales of products to related parties, we receive progress payments during the construction period and are paid in full prior to the delivery and installation of the product.

Comment No. 4. As requested by the Commission, we will revise future filings to discuss the financial terms of the management contracts and provide detailed disclosure of the financial terms of any individually material agreements.

Consolidated Statement of Cash Flows

Comment No. 5. As requested by the Commission, we have revised our most recent filing, and will do so in future filings, to separately present cash flows from purchases, sales and maturities of available-for-sale securities as separate line items in the consolidated statement of cash flows, as contemplated in Paragraph 18 of SFAS 115.

Note. 2. Summary of Significant Accounting Policies

Revenue Recognition

Comment No. 6. As noted by the Commission, the management agreements between HMCA and each of the MRI facilities are for one year terms and the fees are reviewed on an annual basis and adjusted by mutual agreement. HMCA reviews the fees and negotiates a modification of the fee based upon the change in direct operating expenses incurred by HMCA for each individual management agreement. HMCA is not obligated to make up any losses of the MRI facilities.

Comment No. 7. We recognize revenue for equipment and services to related party entities the same way we recognize revenue for unrelated parties. On sales of equipment we recognize revenues on a percentage of completion basis. Payment terms require a down payment upon signing, a second payment 60 days afterwards, a payment prior to the delivery of the magnet subsystem of the MRI, a payment prior to the delivery of the electronics system and a final payment upon the acceptance by and delivery of the MRI system to the customer. On our service agreements, which are mostly for one-year periods, we recognize revenue on a monthly basis as services are provided. Payment by the customer is required in advance, however, usually on a quarterly basis. Sales to related parties are made on terms which are within the same parameters as sales to unrelated parties. We have recognized gross profit on sales to related parties which have been at similar margins to those of unrelated parties. Due to our net losses in the last three years, we did not recognize any net profit on sales to related parties in each of the last three years. We believe these accounting procedures comply with GAAP.

Comment No. 8. We do not sell new products on terms for which financial reimbursement is not guaranteed as payment in full is required before delivery and installation of the product. There are no third party reimbursements, estimates or adjustments in connection with new product sales. Please note our response to Comment No. 7 where we discuss revenue recognition and customer payment terms.

Note 3 Management Agreements

Comment No. 9. The Company evaluates the recoverability of its intangibles in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". At June 30, 2004, the Company determined there were no triggering events indicating that an impairment had occurred. The associated facilities have consistently generated operating profits since the Company consummated the acquisitions (during fiscal 1997 and 1998) and allocated amounts to the management agreements. The facilities generated operating profits of approximately $4,000,000 for each of the years ended June 30, 2004 and 2003, respectively.

The Company continues to amortize the management agreements over the 20 year term of the agreements as there are no changes to the terms of the agreements and no indicators of impairment as discussed above.

Note 11. Capital Stock

Comment No. 10. We account for common stock utilized to pay for goods and services to non-employees based on the fair market value of the stock issued, for which stock certificates are issued after the goods have been delivered to us or the services performed. As requested by the Commission, we will revise future filings to provide more detailed disclosures required by SFAS 123 and EITF 96-18.

Note 16. Commitments and Contingencies

Comment No. 11. As requested by the Commission we will revise future filings to disclose any material commitments and guarantees of the management companies to the medical practices and any material amounts that may be paid under those arrangements. Please note, however, that we do not guarantee any financial obligations of the medical practices.

Note 21. Quarterly Financial Data

Comment No. 12. The $344,000 in selling, general and administrative expenses consisted of royalties on scanner sales which had not been accrued in prior quarters under a patent license which we pay on an annual basis. This was corrected and the royalties are now being accrued as the liabilities arise. This item was disclosed in Item 9A of our Form 10-K. The $215,000 consisted of various smaller items which also are now being accrued as the liabilities arise. These amounts were deemed to be immaterial to the previously reported quarters in fiscal 2004.

     During the second quarter of fiscal 2003, we closed one of our facilities. At that time, we did not record any impairment loss due to our belief that we would be successful in transferring the business to our nearby facility. During the fourth quarter of fiscal 2003, we determined that we were unsuccessful in retaining the revenue from our closed facility, and accordingly, we recorded an impairment loss during the fourth quarter ended June 30, 2003. We believe the impairment loss was recorded in the proper period.

Item 9A. Controls and Procedures

Comment No. 13. We believe that our disclosure controls and procedures are now effective because we have taken the necessary steps to correct the issues raised in Comment No. 12.

     We will amend Item 9A of our Form 10-K to address the Commission's comments contained in Comment 13. We expect to file the document with the following language:

ITEM 9A. CONTROLS AND PROCEDURES

     As of the end of the period covered by this annual report on Form 10-K, we carried out an evaluation of the design and operation of our disclosure controls and procedures. Based upon that evaluation and the weakness described below, our principal executive and acting principal financial officer concluded that as of the end of the period covered by the annual report on Form 10-K our disclosure controls and procedures were not effective.

     In performing their audit of our consolidated financial statements for the year ended June 30, 2004, our independent registered public accounting firm noted that certain royalties under a patent license and certain other expenses had not been accrued during the first three quarters. This was corrected through appropriate adjustments and our internal procedures and controls were subsequently modified to assure that such accruals will be made on an ongoing basis.

     Except as described above, there were no significant changes in our internal controls over financial reporting that occurred during the year ended June 30, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Comment No. 14. There were no such changes. We will amend Items 9A to our Form 10-K to reflect this, consistent with the language used in amended Item 308(c) of Regulation S-K. We expect to file the document with the language included in the Comment 13 response above.


Form 10-Q for the Quarterly Period ended December 31, 2004

Item 4. Controls and Procedures

Comment No. 15. We will amend Part I, Item 4 of our Form 10-Q for the period ended December 31, 2004 in accordance with Comment No. 15. We expect to file the document with the following language:

Item 4. Controls and Procedures

(a)  Evaluation of disclosure controls and procedures.

     The Company maintains controls and procedures designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed as of the end of the period covered by this report, the principal executive and acting principal financial officer of the Company concluded that disclosure controls and procedures were effective as of the end of the period covered by the report.

(b)  Change in internal controls.

     The Company made no significant changes in its internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of those controls by the principal executive and acting principal financial officer.

Comment No. 16. We will amend Part I, Item 4 of our Form 10-Q for the period ended December 31, 2004 in accordance with Comment No. 16. We expect to file the document with the language included in the Comment 15 response above.

     Please feel free to call me at (631) 694-2929 in connection with your comments and our responses.

                                                               Very truly yours,

                                                               /s/Henry T. Meyer
                                                                  Henry T. Meyer
                                                                 General Counsel

HTM/jr
M-11515Dear